Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-128021 of 1) our report dated March 29, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142), relating to the financial statements of Science Applications International Corporation as of January 31, 2005 and 2004, and for each of the three years in the period ended January 31, 2005, and 2) our report dated October 10, 2005, relating to the financial statements of Science Applications International Corporation as of and for the six months ended July 31, 2005, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

October 11, 2005